UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Family Dollar Stores, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

3070017

(CUSIP Number)

Howard R. Levine

P.O. Box 1017

Charlotte, North Carolina, 28201

(704) 847-6961

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 3070019	Page 2 of 8 Pages

1	Names of reporting persons Howard R. Levine
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF, OO
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,424,109 (1)(2)(3)
	8	Shared voting power 0
	9	Sole dispositive power 9,424,109 (1)(2)(3)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,424,109 (1)(2)(3)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 8.17%(4)
14	Type of reporting person IN

(1)	The filing of this Schedule 13D shall not be construed as an admission by Howard R. Levine (“Mr. Levine”) that he is the beneficial owner of any of the securities covered hereby for any purposes other than Section 13(d) of the Act.
(2)	Mr. Levine exercises voting and dispositive power over the 4,886,420 shares of common stock of Family Dollar Stores, Inc. held by the two trusts described in Item 6 of this Schedule 13D.
(3)	This number does not include 1,025 shares owned by Mr. Levine’s wife. Mr. Levine disclaims beneficial ownership of the shares owned by his wife.
(4)	Based on the 113,949,687 shares of common stock outstanding as of July 5, 2014, as reported on the Issuer’s Form 10-Q for the quarter ended May 31, 2014, filed on July 10, 2014.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Howard R. Levine (the “Reporting Person”) on February 29, 2010 and amended by Amendment No. 1 filed on April 11, 2011 (the “Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Family Dollar Stores, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 10401 Monroe Road, Charlotte, North Caroline, 28201. Except as specifically amended and supplemented by this Amendment No. 2, all other provisions of the Schedule 13D remain in full force and effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of this Schedule 13D amended and restated in its entirety as set forth below:

On July 27, 2014, the Issuer, Dollar Tree, Inc., a Virginia corporation (the “Parent”) and Dime Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (the “Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of the respective parties, Merger Subsidiary will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the “Merger”). The Merger Agreement provides for, subject to the satisfaction or waiver of specified conditions, the acquisition of the Issuer at a price of $59.60 per Share in cash (the “Cash Consideration”) and a fraction of a validly issued, fully paid and nonassessable share of Parent common stock (rounding to the nearest ten-thousandth of a share) equal to the quotient (the “Exchange Ratio”) determined by dividing (x) $14.90 by (y) the Parent Trading Price (as defined in the Merger Agreement); provided, however, that if the Parent Trading Price is an amount greater than or equal to $59.98, then the Exchange Ratio shall be 0.2484, and if the Parent Trading Price is an amount equal to or less than $49.08, then the Exchange Ratio shall be 0.3036 (the “Stock Consideration”, and together with the Cash Consideration, the “Merger Consideration”). At the effective time of the Merger, each Share that is issued and outstanding immediately prior to the effective time (other than Cancelled Shares, any Dissenting Shares (each as defined in the Merger Agreement) and any Share held by any direct or indirect wholly owned subsidiary of the Issuer) will be converted into the right to receive the Merger Consideration. Any options, restricted stock units or performance share rights in respect of Shares will be converted, or cancelled and converted into Parent Options, Parent restricted stock units or the right to receive Merger Consideration, respectively, based on the ratio specified in the Merger Agreement.

The consummation of the Merger is subject to customary closing conditions, including the adoption of the Merger Agreement by the Issuer’s stockholders and the expiration or termination of all waiting periods applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The closing of the Merger is not subject to any financing condition or a vote of Parent stockholders. For a more detailed description of the Merger Agreement and a copy thereof, please see the Current Report on Form 8-K, filed by the Issuer on July 28, 2014.

In connection with the entry into the Merger Agreement by the parties thereto, on July 27, 2014, Howard R. Levine, directly and indirectly through two trusts over which Mr. Levine exercises sole voting and dispositive power as described in Item 6 (the “Stockholder”) entered into a Voting and Support Agreement with Parent (the “Voting Agreement”). The Voting Agreement provides that each Stockholder shall, among other things, vote all of the Shares that it beneficially owns: (i) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, (ii) in favor of any proposal to adjourn or postpone a meeting of the Issuer’s stockholders to a later date if there are not sufficient votes to adopt the Merger Agreement, (iii) against any action or proposal in favor of a Company Takeover Proposal (as defined in the Merger Agreement), without regard to the terms of such Company Takeover Proposal and (iv) against any action, proposal, transaction or agreement that would reasonably be likely to result in a material breach of any covenant, representation, warranty or other obligation contained in the Merger Agreement or prevent, materially impede or materially delay the transactions contemplated by the Merger Agreement. Each of the Stockholders granted an irrevocable proxy to Parent to vote its Shares in accordance with the foregoing, provided that the grant of the proxy shall be effective if and only if such Stockholder fails to deliver a duly executed proxy card to the Issuer.

The Voting Agreement also provides that, until the earlier of the Expiration Date (as defined below) and the date on which the Issuer stockholder approval of the Merger is obtained, no Stockholder shall, among other things, (i) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of any Shares voluntarily or involuntarily (subject to certain limited exceptions), (ii) enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to the Shares that is inconsistent with the Voting Agreement or (iii) agree to take any of the actions prohibited by the foregoing clause (i) or (ii). In addition, the Voting Agreement requires each Stockholder to abide by certain restrictions relating to the solicitation of Company Takeover Proposals, which restrictions are substantially similar to the non-solicitation restrictions contained in the Merger Agreement that are applicable to the Issuer.

The Voting Agreement only applies to the Stockholders in their capacity as stockholders, and it does not in any way limit or affect Howard R. Levine (or any future officer or director of the Issuer who may be affiliated or associated with any Stockholder or any of its affiliates) from exercising his fiduciaries duties as a director or Chairman and Chief Executive Officer of the Issuer or taking any action or inaction in his capacity as a director or Chairman and Chief Executive Officer of the Issuer.

The Voting Agreement terminates upon the earliest to occur of: (i) the consummation of the Merger, (ii) the termination of the Merger Agreement pursuant to and in compliance with the terms therein and (iii) the entry without the prior written consent of the Stockholders into any amendment or modification of the Merger Agreement, or any written waiver of the Issuer’s rights under the Merger Agreement made in connection with a request from Parent, in each case, which results in a decrease in, or change in the composition of, the Merger Consideration or an extension of the End Date (as defined in the Merger Agreement) or which is otherwise adverse to any of the Stockholders in any material respect (such earliest date, the “Expiration Date”).

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a form of which is filed as Exhibit 2 hereto.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule is hereby amended and supplemented by the following:

(a), (b) As of July 27, 2014 Mr. Levine beneficially owns 9,424,109 shares, representing 8.17% of the outstanding common stock of the Company. These shares include 4,886,420 shares that are held by two trusts over which Mr. Levine exercises sole voting and dispositive power as described in Item 6 and 117,771 shares that Mr. Levine may acquire beneficial ownership of within 60 days of this report by exercising stock options that were granted to him pursuant to the Company’s 2006 Incentive Plan (as defined in Item 6 below). Mr. Levine has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of, all of these shares. The percentage of Mr. Levine’s ownership of the total number of shares of outstanding common stock of the Company increased from 7.9% since April 2011 due to the Company’s repurchases of its common stock over that time period.

(c) There were no transactions in the Company’s common stock effected by Mr. Levine in the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of the dividends from, or proceeds from the sale of, such securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is amended and restated to incorporate by reference the information contained in Item 4 of Amendment No. 2 and the following:

Mr. Levine is the current beneficiary of two trusts that hold 4,886,420 shares of common stock of the Company. Under each trust, Mr. Levine has the ability to direct the voting and disposition of the shares of the Company, in his discretion. Mr. Levine may appoint another person or entity to direct the voting and disposition of the shares in his discretion.

Mr. Levine has received equity-based compensation from the Company in the form of stock options and performance shares pursuant to Family Dollar Stores, Inc.’s 2006 Incentive Plan. The terms of the 2006 Plan are incorporated by reference as exhibits hereto.

Item 7.	Material to be Filed as Exhibits.

(a) Voting and Support Agreement dated as of July 27, 2014 by and among Dollar Tree, Inc. and the stockholders listed on Schedule A thereto.

(b) Family Dollar Stores, Inc. 2006 Incentive Plan (filed as Appendix B to the Company’s Definitive Proxy Statement filed with the SEC on December 7, 2010).

(c) Family Dollar Stores, Inc. 2006 Incentive Plan Guidelines for Long-Term Incentive Performance Share Rights Awards (filed as Exhibit 10.3 to the Company’s Form 10-Q for the quarter ended May 26, 2012).

(d) Family Dollar Stores, Inc. 2006 Incentive Plan 2006 Non-Qualified Stock Option Grant Program (filed as Exhibit 10.3 to the Company’s Form 8-K filed with the SEC on January 25, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2014

/s/ Howard R. Levine
Howard R. Levine

INDEX TO EXHIBITS

1. Voting and Support Agreement dated as of July 27, 2014 by and among Dollar Tree, Inc. and the stockholders listed on Schedule A thereto.

2. Family Dollar Stores, Inc. 2006 Incentive Plan (filed as Appendix B to the Company’s Definitive Proxy Statement filed with the SEC on December 7, 2010).

3. Family Dollar Stores, Inc. 2006 Incentive Plan Guidelines for Long-Term Incentive Performance Share Rights Awards (filed as Exhibit 10.3 to the Company’s Form 10-Q for the quarter ended May 26, 2012).

4. Family Dollar Stores, Inc. 2006 Incentive Plan 2006 Non-Qualified Stock Option Grant Program (filed as Exhibit 10.3 to the Company’s Form 8-K filed with the SEC on January 25, 2006).

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